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                          December 23, 2020

       Iraj Ali, Ph.D.
       Chief Executive Officer
       Achilles Therapeutics plc
       245 Hammersmith Road
       London W6 8PW
       United Kingdom

                                                        Re: Achilles
Therapeutics plc
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
27, 2020
                                                            CIK No. 0001830749

       Dear Dr. Ali:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Overview, page 1

   1. It appears you have developed PELEUS as a platform to accumulate bioinformatic data to identify clonal
neoantigens, and VELOS as a manufacturing process to create cNeT therapies. Please
explain your Material Acquisition Platform and how it differs from
                                                        PELEUS.
 Iraj Ali, Ph.D.
FirstName   LastNameIraj
Achilles Therapeutics  plcAli, Ph.D.
Comapany23,
December    NameAchilles
                2020       Therapeutics plc
December
Page  2     23, 2020 Page 2
FirstName LastName
Our cNeT approach, page 3

2. In the graphic on page 3 please include the total amount of time required between extracting blood and tumor samples from the patient to when your products can be reinfused into the patient for treatment.
Our pipeline, page 5

3. We note that your pipeline table includes preclinical programs for TNBC and bladder cancer. As your narrative disclosure only briefly discusses these programs and you have not allocated any proceeds for their development in your use of proceeds section, please explain to us why you believe these programs are sufficiently material to your business to be included in a pipeline table.

4. Please state whether larger Phase IIb clinical trials will be required prior to commencing
         Phase III clinical trials and if so, please revise your table to clarify that there will be multiple Phase II trials.
Use of proceeds, page 106

5. Please revise your disclosure in this section to disclose the cNeT programs to which you intend to allocate proceeds from the offering. Please disclose how far the proceeds from the offering will allow you to advance your programs for the treatment of advanced
         NSCLC and metastatic or recurrent melanoma. In addition, please specify the amounts you intend to allocate to each of the PELEUS platform and to the VELOS manufacturing process.
License agreements, page 120

6. Please expand your discussion to quantify the value of the 1,568,420 B ordinary shares and 268,420 C ordinary shares that were issued to CRT upon execution of the license agreement.
7. Please expand your disclosure to describe the LOHHLA patent in greater detail and how it is used in your business. We note that the additional sample period that was extended in the most recent amendment has now expired. Please tell us the impacts of this expiration has on your business.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Determination of the fair value of the ordinary shares , page 132

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please
 Iraj Ali, Ph.D.
Achilles Therapeutics plc
December 23, 2020
Page 3
         discuss with the staff how to submit your response.
Overview, page 137

9. Please expand your discussion of MAP to clarify your stage of development of this platform. For example, we note you intend to use proceeds from the offering to further the development of HNSCC and RCC but it does not appear that you intend to use proceeds to further develop MAP. Is this platform fully developed? Our Programs, page 151

10. We note the disclosure on page 25 regarding the ongoing the THETIS trial patient who experienced immune effector cell-associated neurotoxicity syndrome, which was deemed possibly related to ATL001. Please expand the discussion here to discuss all serious adverse events related, or possibly related, to treatment. Please include the nature of each such event and the number of patients that experienced it.
Our current manufacturing and expansion plans, page 155

11. Please disclose the material terms of your agreement with Cell Therapy Catapult.
Employees, page 178

12. Please revise to describe any specific measures or objectives that management focuses on in managing the business, such as measures or objectives that address the development, attraction and retention of personnel. Refer to Item 101(c)(2)(ii) of Regulation S-K and
         SEC Release No. 33-10825.
General

13. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameIraj Ali, Ph.D.
       Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf,
Comapany    NameAchilles
       present to potential Therapeutics  plc
                            investors in reliance on Section 5(d) of the
Securities Act, whether or
       not they
December        retainPage
           23, 2020    copies
                           3 of the communications.
FirstName LastName
 Iraj Ali, Ph.D.
FirstName   LastNameIraj
Achilles Therapeutics  plcAli, Ph.D.
Comapany23,
December    NameAchilles
                2020       Therapeutics plc
December
Page  4     23, 2020 Page 4
FirstName LastName
       You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Seo Salimi